                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    Builders Warehouse Association, Inc.
- --------------------------------------------------------------------------------
                              (Name of Issuer)



                                Common Stock
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  119916401
     -------------------------------------------------------------------
                               (CUSIP Number)



  William Shimanek, 440 S. LaSalle Street, Suite 1900, Chicago, Illinois 60605,
                               (312) 362-4774
- --------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)



                             September 23, 1996
- --------------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



- -------------------                                          -----------------
CUSIP No. 119916401                                          Page 2 of 6 Pages
- -------------------                                          -----------------

- ------------------------------------------------------------------------------
     1  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Eligrant, Inc.
- ------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                      (b)  [ ]
- ------------------------------------------------------------------------------
     3  SEC USE ONLY


- ------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*
        WC

- ------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                 [ ]


- ------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION
        IL

- ------------------------------------------------------------------------------
                                        7  SOLE VOTING POWER
              NUMBER OF                    404,135
               SHARES              -------------------------------------------
            BENEFICIALLY                8  SHARED VOTING POWER
              OWNED BY                     0
                EACH               -------------------------------------------
              REPORTING                 9  SOLE DISPOSITIVE POWER
               PERSON                      404,135
                WITH               -------------------------------------------
                                       10  SHARED DISPOSITIVE POWER
                                           0
- ------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        404,135
- ------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                    [ ]


- ------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.21%

- ------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*
        CO

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- -------------------                                           -----------------
CUSIP No. 119916401                                           Page 3 of 6 Pages
- -------------------                                           -----------------

- -------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Daniel Asher
- -------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)    [ ]
                                                                     (b)    [ ]

- -------------------------------------------------------------------------------
3       SEC USE ONLY

- -------------------------------------------------------------------------------
4       SOURCE OF FUNDS*


        WC (see item 3)
- -------------------------------------------------------------------------------
5       CHECK                                                               BOX
        IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
        2(d) or 2(e)                                                        [ ]

- -------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


        USA
- -------------------------------------------------------------------------------
                                  7   SOLE VOTING POWER
           NUMBER OF                  404,135
             SHARES               ---------------------------------------------
          BENEFICIALLY            8   SHARED VOTING POWER
            OWNED BY                  0
              EACH                ---------------------------------------------
           REPORTING              9   SOLE DISPOSITIVE POWER
             PERSON                   404,135
              WITH                ---------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                      0
- -------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        404,135
- -------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [ ]


- -------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        8.21%

- -------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
- -------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     From September 12, 1996 through September 23, 1996, Eligrant, Inc. ("Eligrant") acquired 155,596 shares of common stock (the "Common Stock") of Builders Warehouse Association, Inc. (the "Issuer") in a series of transactions. The source of capital for all acquisitions of the Issuer's Common Stock was Eligrant's working capital. The price for such shares ranged between $8 1/4 and $9 7/8.

     For purposes of this report on Schedule 13D/A only, all of the shares of the Issuer's Common Stock acquired by Eligrant (404,135 shares of which are owned by Eligrant as of September 23, 1996) are attributed to Mr. Asher.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b): Set forth in the table below are the number and percentage of Common Stock of the Issuer beneficially owned, as well as the nature of the ownership, for each of Eligrant and Mr. Asher (collectively, the "Reporting Persons") as of the date hereof:




                                                                               Number of Shares
                Number of Shares    Number of Shares    Number of Shares        Beneficially                           Percentage of
                  Beneficially     Beneficially Owned      Beneficially          Owned with          Aggregate Number       Shares
                Owned With Sole    With Shared Voting    Owned with Sole           Shared              of Shares        Beneficially
     Name         Voting Power           Power           Dispositive Power    Dispositive Power    Beneficially Owned      Owned
     ----        -------------          ------           -----------------    -----------------    -------------------  -----------
Eligrant, Inc.       404,135                0                404,135                0                  404,135             8.21%
Daniel Asher         404,135                0                404,135                0                  404,135             8.21%

     (c): All transactions in shares of Common Stock effected by the Reporting Persons during the 60 days preceding the Event Date reported on page 1 not previously reported on Schedule 13D or an amendment thereto, and all transactions in shares of Common Stock effected by Reporting Persons since that date are set forth below. Unless otherwise noted, all such shares were acquired through open market transactions.

     A. Transactions of Eligrant, Inc.(1)


Trade Date  Number of Shares  Price Per Share
- ----------  ----------------  ---------------
9/10/96     (500)                      $9 1/2
9/12/96     1000                       $9
9/12/96     1000                       $9 1/16
9/12/96     1000                       $9 3/8
9/12/96     1000                       $9 1/2
9/13/96     1000                       $8 3/16
9/13/96     1000                       $8 1/4
9/13/96     1000                       $8 1/2
9/13/96     1000                       $8 1/2
9/13/96     (1000)                     $8 5/8
9/13/96     (1000)                     $8 11/16
9/13/96     (1000)                     $8 3/4
9/13/96     (2000)                     $8 3/4
9/13/96     (1000)                     $8 3/4
9/16/96     (17)                       $8
9/16/96     (4700)                     $8
9/16/96     (1900)                     $8 1/8
9/16/96     (3100)                     $8 1/8
9/16/96     (2600)                     $8 1/8
9/16/96     (500)                      $8 1/8
9/16/96     (500)                      $8 1/4
9/16/96     (3100)                     $8 1/4

- ----------------------
(1) Amounts of shares that appear in parentheses represent shares sold.


Trade Date       Number of Shares           Price Per Share
- ----------       ----------------           ---------------
 9/16/96         (2400)                     $8 1/4
 9/16/96         (500)                      $8 3/8
 9/16/96         (500)                      $8 3/8
 9/16/96         (2300)                     $8 3/8
 9/16/96         (2100)                     $8 3/8
 9/16/96         (1000)                     $8 3/8
 9/16/96         (1000)                     $8 3/8
 9/16/96         (1000)                     $8 1/2
 9/17/96         (1900)                     $8 1/2
 9/17/96         (100)                      $8 1/2
 9/17/96         (2000)                     $9
 9/18/96         4500                       $9
 9/18/96         (2200)                     $9
 9/19/96         3000                       $9 1/2
 9/19/96         1000                       $9 1/2
 9/19/96         2000                       $9 5/8
 9/20/96         1000                       $9 5/8
 9/20/96         2000                       $9 13/16
 9/20/96         2000                       $9 7/8
 9/20/96         2000                       $9 7/8
 9/23/96         154136                     $9 3/4


     B. Transactions of Mr. Asher

     Mr. Asher has not acquired or sold any shares of Common Stock of the Issuer in his individual capacity. However, Mr. Asher is the sole director and sole shareholder of Eligrant. Therefore, for purposes of reporting on this
Schedule 13D/A, the shares of Common Stock owned by Eligrant are attributed to Mr. Asher. Accordingly, the information set forth above for Eligrant is applicable for Mr. Asher as well. For all other purposes, Mr. Asher disclaims the beneficial ownership of the 404,135 shares of common stock of the Issuer owned by Eligrant.


     (d):  Not applicable.

     (e):  Not applicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: September 23, 1996                           ELIGRANT, INC.



                                         By:  /s/ William Shimanek
                                         -------------------------
                                                 President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 23, 1996               DANIEL ASHER


                                         /s/ Daniel Asher
                                         ----------------